SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-32029; File No. 812-14600]

Principal Life Insurance Company, et al., Notice of Application

March 17, 2016

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order approving the substitution of certain securities

pursuant to Section 26(c) of the Investment Company Act of 1940 (the "Act").

Applicants: Principal Life Insurance Company ("PLIC") and Principal Life Insurance Company

Separate Account B ("Separate Account") (together, the "Applicants").

Summary of Application: Applicants seek an order pursuant to Section 26(c) of the Act

approving the substitution of shares of Fidelity Variable Insurance Products Fund V Government

Money Market Portfolio (the "Replacement Fund") for shares of Principal Variable Contracts

Funds, Inc. Money Market Account (the "Existing Fund") held by the Separate Account to

support variable annuity contracts (each, a "Contract" and collectively, the "Contracts") issued

by PLIC.

Filing Dates: The application was filed on January 14, 2016 and amended on February 29, 2016,

March 7, 2016, and March 14, 2016.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on April 7, 2016, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Brent J. Fields, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: Doug Hodgson, Principal Life Insurance Company, The Principal Financial Group, Des Moines, Iowa 50392-0300.

For Further Information Contact: Rochelle Kauffman Plesset, Senior Counsel, at (202) 551-6840, or Nadya Roytblat, Assistant Chief Counsel at (202) 551-0825 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   PLIC is a stock life insurance company incorporated under the laws of the state of Iowa. PLIC is authorized to transact life insurance business in all states of the United States and the District of Columbia. PLIC is a wholly-owned indirect subsidiary of Principal Financial Group, Inc. PLIC is the depositor and sponsor, as those terms have been interpreted by the Commission with respect to variable annuity separate accounts, of the Separate Account. PLIC established the Separate Account as a separate account under Iowa law on January 12, 1970.

2.   The Separate Account is a "separate account" as defined in Rule 0-1(e) under the Act and is registered as a unit investment trust under the Act. Under Iowa law, PLIC owns the assets of the Separate Account attributable to the Contracts through which interests in the

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Separate Account are issued, but those assets are held separately from all other assets of PLIC for the benefit of the owners of the Contracts and the persons entitled to payment under the Contracts. Consequently, the assets in the Separate Account are not chargeable with liabilities arising out of any other business that PLIC may conduct.

3. The Separate Account is divided into subaccounts. Each subaccount invests exclusively in shares of a corresponding underlying registered open-end management investment company. The Separate Account supports the Contracts and interests in the Separate Account offered through such Contracts have been registered under the Securities Act of 1933 on Form N-4. The application sets forth the registration file numbers for the Contracts under the Separate Account.

4. The Contracts are either individual flexible premium deferred variable annuity contracts ("Retail Contracts") or group variable annuity contracts for employer-sponsored qualified and non-qualified retirement plans ("Group Contracts"). The Retail Contracts are: Principal Freedom Variable Annuity, Principal Investment Plus Variable Annuity, Principal Variable Annuity (Flexible Variable Annuity), Principal Variable Annuity (Flexible Variable Annuity with Purchase Payment Credit), Principal Freedom 2 Variable Annuity, Principal Lifetime Income Solutions, Principal Investment Plus Variable Annuity, and Principal Pivot Series Variable Annuity ("Pivot"). The Group Contracts are: Premier Variable Annuity Contract, Personal Variable Annuity Contract and Pension Builder Plus-Group Variable Annuity Contract.

5. Pursuant to the Contracts, Retail Contract owners and Group Contracts plan participants (together referred to as "Contract Owners") may select among several variable account investment options. Applicants state that, as disclosed in the prospectuses for the Contracts, PLIC reserves the right, subject to Commission approval and compliance with

applicable law, to substitute shares of another registered open-end management investment company for shares of a registered open-end management investment company held by a subaccount of a Separate Account.

6. Principal Variable Contracts Funds, Inc. ("PVC") is organized as a Maryland corporation and is registered as an open-end management investment company under the Act. PVC currently offers 37 series, including the Existing Fund. Principal Management Corporation, ("PMC"), an investment adviser registered under the Investment Advisers Act of 1940 (the "Advisers Act"), provides investment advisory services and certain corporate administrative services to PVC and the Existing Fund. Principal Global Investors, an affiliate of PMC, is the sub-adviser for the Existing Fund and has day-to-day responsibility for selecting investments for the Existing Fund. The Existing Fund serves as the only underlying money market investment option for all Group Contracts. The Existing Fund also served as the only underlying money market investment option for all Retail Contracts until the addition of the Replacement Fund effective on February 6, 2016.

7. Fidelity Variable Insurance Products Fund V ("Fidelity VIP Fund V") was created under a declaration of trust under Massachusetts law and is registered as an open-end management investment company under the Act. Fidelity VIP Fund V currently offers 32 series, including the Replacement Fund. Fidelity Management & Research Company ("FMR"), an investment adviser registered under the Advisers Act, serves as the investment adviser of the Replacement Fund, with overall responsibility for directing portfolio investments and handling Fidelity VIP Fund V's business affairs. Fidelity Investments Money Management, Inc. ("FIMM") and other affiliates of FMR serve as sub-advisers to the Replacement Fund, with FIMM having day-to-day responsibility of choosing investments for the Replacement Fund.

Effective December 1, 2015, the fundamental concentration policy of the Replacement Fund was modified in such a manner as to enable it to operate as a government money market fund. None of Fidelity VIP Fund V, FMR, FIMM, and other affiliates of FMR are affiliated persons (or affiliated persons of affiliated persons) of the Applicants or PVC.

8.   With the exception of Pivot, Applicants propose to substitute Initial Class Shares of the Replacement Fund for Class 1 Shares of the Existing Fund. With respect to Pivot, Applicants propose to substitute Service Class 2 Shares of the Replacement Fund for Class 2 Shares of the Existing Fund (together, the "Substitutions").

9.   Applicants represent that the Replacement Fund is an appropriate alternative for Contract Owners. Applicants state that the Replacement Fund and the Existing Fund each has an investment objective to seek current income as is consistent with preservation of capital and liquidity. In addition, while the principal investment strategies of the Replacement Fund may differ from those of the Existing Fund, the goal of each is to maintain a net asset value of $1.00 per share. Applicants note that although the risk profiles of the Replacement Fund and the Existing Fund differ, applicants believe that the Replacement Fund entails less investment risk than the Existing Fund. Additional information about the Existing Fund and the Replacement Fund, including investment objectives, principal investment strategies, principal risks and performance history, can be found in the application.

10.   Applicants represent that the Substitutions will result in a decrease in overall expenses, which benefits the Contract Owners. The application sets forth the fees and expenses of the appropropriate class of the Existing Fund with the corresponding class of the Replacement Fund in greater detail.

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11.   Applicants state that the board of directors of PVC voted to terminate the Existing Fund and liquidate its assets effective April 8, 2016. In light of the impending liquidation and the importance of offering a money market fund investment option for the Contracts, the applicants determined that the Substitutions are necessary and in the best interests of Contract owners.

12.   Applicants represent that the Substitutions and the selection of the Replacement Fund were not motivated by any financial consideration paid or to be paid to PLIC or to its affiliates by the Replacement Fund, its adviser or underwriter, or their affiliates.

13.   Applicants state that as of the effective date of the Substitution, April 8, 2016 ("Substitution Date"), shares of the Existing Fund will be redeemed for cash. PLIC, on behalf of the Existing Fund subaccount of the Separate Account, will simultaneously place a redemption request with the Existing Fund and a purchase order with the Replacement Fund so that the purchase of Replacement Fund shares will be for the exact amount of the redemption proceeds. Thus, Contract values will remain fully invested at all times. The proceeds of such redemptions will then be used to purchase the appropriate number of shares of the Replacement Fund.

14.   The Substitutions will take place at relative net asset value (in accordance with Rule 22c-1 under the Act) with no change in the amount of the contract value, cash value, accumulation value, account value or death benefit or in dollar value of the investment in the Separate Account. PLIC or its affiliates will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses.

15.   The rights or obligations of PLIC under the Contracts of those Contract Owners with interests in the subaccount of the Existing Fund ("Affected Contract Owners") will not be

altered in any way. The Substitutions will in no way alter the tax treatment of Affected Contract Owners in connection with their Contracts, and no tax liability will arise for Affected Contract Owners as a result of the Substitutions. The Substitutions also will not adversely affect any riders under the Contracts. To the extent a Contract offers living benefits, death benefits, or other guarantees, the value of any such guarantee will not materially decrease directly or indirectly as a result of the Substitution.

16.   Affected Contract Owners will be permitted to make at least one transfer of Contract value from the subaccount investing in the Existing Fund (before the Substitution Date) or the Replacement Fund (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, PLIC will not exercise any right it may have under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

17.   All Group Contract Owners were notified of this application by means of a supplement to the Contract prospectuses dated March 7, 2016. All Retail Contract Owners were notified of the intent to file this application by means of a supplement to the Contract prospectuses dated December 11, 2015. Among other information regarding the Substitutions, the supplement informed Affected Contract Owners of the right to transfer Contract value from the subaccount investing in the Existing Fund (before the Substitution Date) or the Replacement Fund (after the Substitution Date) to any other available investment option under the Contract

without charge. Additionally, a prospectus for the Replacement Fund was included with the supplement.

18.   On March 9, 2016 (30 days before the Substitution Date) Affected Contract Owners were provided a "Pre-Substitution Notice," setting forth: (a) the intended substitution of the Existing Fund with the Replacement Fund; (b) the intended Substitution Date (subject to approval and order by the Commission); and (c) information with respect to transfers. In addition, PLIC delivered a prospectus for the Replacement Fund with the Pre-Substitution Notice.

19.   PLIC will deliver to each Affected Contract Owner within five (5) business days of the Substitution Date, a written confirmation, which will include a confirmation that the Substitutions were carried out as previously notified, a restatement of the information set forth in the Pre-Substitution Notice, and before and after account values.

20.   Applicants will not receive for three years from the Substitution Date, any direct or indirect benefits from the Replacement Fund, its adviser or underwriter (or their affiliates), in connection with assets attributable to Contracts affected by the proposed Substitutions, at a higher rate than they had received from the Existing Fund, its adviser or underwriter (or their affiliates), including, without limitation, 12b-1 fees, shareholder service, administrative or other service fees, revenue sharing, or other arrangements.

Legal Analysis:

1.   Applicants request that the Commission issue an order pursuant to Section 26(c) of the Act approving the proposed Substitutions. Section 26(c) of the Act requires the depositor of a registered unit investment trust holding securities of a single issuer to receive Commission approval before substituting the securities held by the trust. Section 26(c) provides that such

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approval shall be granted by order of the Commission if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the Act.

2.   Applicants submit that the Substitutions meet the standards set forth in Section 26(c) and that, if implemented, the Substitutions would not raise any of the concerns underlying that provision. Applicants represent that the Substitutions will provide Contract Owners with a comparable investment vehicle which will not circumvent Contract Owner-initiated decisions and PLIC's obligations under the Contracts, and will enable Contract Owners to continue to use the full range of applicable Contract features as they use today. Applicants further state that the Replacement Fund and the Existing Fund have essentially the same investment objectives, the Replacement Fund entails less investment risk than the Existing Fund, and the Substitutions will result in a decrease in overall expenses, thereby benefiting Contract Owners.

3.   Applicants state that, as disclosed in the prospectuses for the Contract, PLIC reserves the right, subject to Commission approval, to substitute shares of another registered open-end management investment company for shares of an open-end management investment company held by a subaccount of a Separate Account. Applicants determined that the Substitutions are necessary and in the best interests of Contract Owners in light of the impending liquidation of the Existing Fund and the importance of offering a money market fund investment option for the Contracts.

4.   Applicants also assert that the Substitutions do not entail any of the abuses that Section 26(c) was designed to prevent.   Each Affected Contract Owner has been advised of his right, any time prior to the Substitution Date, and for at least 30 days after the Substitution Date, to reallocate account value under the affected Contract without any cost or limitation, or otherwise withdraw or terminate his interest in accordance with the terms and conditions of

his Contract. Furthermore, Contract Owners will not incur any additional tax liability or any additional fees or expenses as a result of the Substitutions.

<u>Applicants' Conditions</u>:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1. The Substitutions will not be effected unless the Applicants determine that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the application; (b) the Substitutions can be consummated as described in the application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the proposed Substitutions.

2. Applicants or their affiliates will pay all expenses and transaction costs of the proposed Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Affected Contract Owners to effect the proposed Substitutions.

3. The Substitutions will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by Applicants. The Substitutions will be effected without change in the amount or value of any Contracts held by Affected Contract Owners.

4. The Substitutions will in no way alter the tax treatment of Affected Contract Owners in connection with their Contracts, and no tax liability will arise for Affected Contract Owners as a result of the proposed Substitutions.

5.   The rights or obligations of the PLIC under the Contracts of Affected Contract Owners will not be altered in any way. The Substitutions will not adversely affect any riders under the Contracts.

6.   Affected Contract Owners will be permitted to make at least one transfer of Contract value from the subaccount investing in the Existing Fund (before the Substitution Date) or the Replacement Fund (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, PLIC will not exercise any right they may have under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

7.   All Affected Contract Owners will be notified, at least 30 days before the Substitution Date about: (a) the intended substitution of the Existing Fund with the Replacement Fund; (b) the intended Substitution Date; and (c) information with respect to transfers as set forth in Condition 6 above. In addition, the Applicants will deliver to all Affected Contract Owners, at least 30 days before the Substitution Date, a prospectus for the Replacement Fund.

8.   Applicants will deliver to each Affected Contract Owner within five (5) business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the proposed Substitutions were carried out as previously notified; (b) a restatement of the information set forth in the Pre-Substitution Notice; and (c) before and after account values.

9.   Applicants will not receive, for three years from the Substitution Date, any direct or indirect benefits from the Replacement Fund, its adviser or underwriter (or their affiliates), in connection with assets attributable to Contracts affected by the Substitutions, at a higher rate than they had received from the Existing Fund, its adviser or underwriter (or their affiliates), including without limitation 12b-1 fees, shareholder service, administrative or other service fees, revenue sharing, or other arrangements.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary